Exhibit 16.1

April 6, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read Item 4.01(a) of Form 8-K/A dated March 19, 2009 of Tree.com, Inc. and are in agreement with the statements contained in the third and fourth paragraphs of Item 4.01(a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

A member firm of Ernst & Young Global Limited